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                             December 3, 2021

       Meishuang Huang
       Chief Executive Officer
       Antelope Enterprise Holdings Ltd.
       Jinjiang Hengda Ceramics Co., Ltd.
       Junbing Industrial Zone, Jinjiang City
       Fujian Province, PRC

                                                        Re: Antelope Enterprise
Holdings Ltd.
                                                            Registration
Statement on Form F-3
                                                            Filed November 10,
2019
                                                            File No. 333-260958

       Dear Ms. Huang:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form F-3 filed November 10, 2021

       General

   1. Please revise the registration statement to comply with the comments issued in regard to your registration
statement on Form F-3 filed on August 13, 2021.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Meishuang Huang
Antelope Enterprise Holdings Ltd.
December 3, 2021
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Sergio Chinos at (202) 551-7844 or Anne Parker at (202) 551-3611 with any questions.



FirstName LastNameMeishuang Huang                          Sincerely,
Comapany NameAntelope Enterprise Holdings Ltd.
                                                           Division of
Corporation Finance
December 3, 2021 Page 2                                    Office of
Manufacturing
FirstName LastName